                                                                  CONFORMED COPY



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2003


                                BANCOLOMBIA S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                       ----------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


          Form 20-F    X                            Form 40-F
                     -----                                      -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


       Yes                             No         X
               ------                           -----




(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

     This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BANCOLOMBIA S.A.
                                                       (Registrant)


Date: August 4, 2003                          By /s/ JAIME ALBERTO VELASQUEZ B.
                                                Name: Jaime Alberto Velasquez B.
                                                Title: Vice President of Finance

[BANCOLOMBIA LOGO]


                         CONSOLIDATED FINANCIAL RESULTS
                       FOR THE QUARTER ENDED JUNE 30, 2003

AUGUST 1, 2003. Medellin, Colombia - BANCOLOMBIA S.A. (NYSE: CIB) announced today the financial results for the quarter ended June 30, 2003. (1)

CONSOLIDATED INCOME STATEMENT
AND BALANCE SHEET                                             QUARTER                        GROWTH
(Ps millions)                                         1Q 03               2Q 03             2Q03/1Q03
                                                   ----------          ----------          ----------
ASSETS
Loans, net                                          5,957,858           6,454,094             8.33%
Investment Securities, net                          4,378,120           4,152,619            -5.15%
Other assets                                        2,556,518           3,190,868            24.81%
                                                   ----------          ----------          -------
TOTAL ASSETS                                       12,892,496          13,797,581             7.02%
                                                   ==========          ==========          =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                            9,184,624           9,594,710             4.46%
Other liabilities                                   2,423,317           2,722,686            12.35%
TOTAL LIABILITIES                                  11,607,941          12,317,396             6.11%
Shareholders' equity                                1,284,555           1,480,185            15.23%
                                                   ----------          ----------          -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         12,892,496          13,797,581             7.02%
                                                   ==========          ==========          =======

Interest income                                       336,608             393,039            16.76%
Interest expense                                      107,926             114,087             5.71%
NET INTEREST INCOME                                   228,682             278,952            21.98%
Net provisions                                        (59,400)            (61,425)            3.41%
Other operating income                                117,913             123,092             4.39%
Other operating expense                              (193,194)           (195,297)            1.09%
Non-operating income, net                                 824              (5,863)         -811.53%
Income tax expense                                    (12,972)            (16,680)           28.58%
                                                   ----------          ----------          -------
NET INCOME                                             81,853             122,779            50.00%
                                                   ==========          ==========          =======

-------------------

(1) The financial information contained herein includes the consolidated results of all BANCOLOMBIA's subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares. For this reason, the financial information contained herein is not comparable to BANCOLOMBIA's consolidated results (with its financial subsidiaries) previously released. The information contained in this release has been prepared in accordance with Colombian GAAP, expressed in nominal pesos, and has not been audited. All growth rates mentioned herein are not adjusted for inflation. Unless otherwise specified, in this press release "BANCOLOMBIA" or " the Bank" refers to the financial results of BANCOLOMBIA S.A and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

Exchange rate:    June 30, 2003             TRM COP 2,826.95/USD       Average exchange rate June 2003 2,906.06
                  March 31, 2003            TRM COP 2,959.01/USD       Average exchange rate March 2003 2,958.25

                            [BANCOLOMBIA LETTERHEAD]

[BANCOLOMBIA LOGO]


1.    HIGHLIGHTS:

      - BANCOLOMBIA's net income amounted to Ps 122.8 billion, or US$ 0.301 per ADS, during the quarter ended June 30, 2003, as compared to a net income of Ps 81.9 million, or US$ 0.192 per ADS, for the quarter ended March 31, 2003.

      - Net interest margin increased quarter over quarter to 9.9% from 8.3%. This increase was the result of higher income from interest on loans and on investment securities. Net interest income increased almost 22% quarter over quarter.

      - BANCOLOMBIA's total net provisions increased slightly from Ps (59.4) billion to Ps (61.4) billion quarter over quarter, as a result of higher provisions for foreclosed assets and other assets.

      - During the quarter ended June 30, 2003, the Bank's gross loans increased 7.2% quarter over quarter from Ps 6,317.9 billion to Ps 6,771.4 billion.

      - BANCOLOMBIA's shareholders' equity increased 15.2% during the quarter ended June 30, 2003.

      - BANCOLOMBIA's ratio of past due loans to total loans for the quarter ended June 30, 2003 decreased to 1.8% compared to 2.7% for the quarter ended March 31, 2003 and allowances for past due loans for the quarter ended June 30, 2003 increased to 264.9% compared to 226.8%, for the previous quarter.

      - The annualized ROAE (Return on average shareholders' equity) and ROAA (Return on average total assets) for the second quarter of 2003 were 36.6% and 3.8%, respectively.


2.    CONSOLIDATED BALANCE SHEET

2.1   ASSETS

      BANCOLOMBIA's total assets increased 7% over the quarter to Ps 13,798 billion as of June 30, 2003 from Ps 12,892 billion as of March 31, 2003. The increase in total assets was primarily due to higher volume of overnight funds sold and a larger loan portfolio.

2.1.1 LOAN PORTFOLIO

      BANCOLOMBIA's gross loans totaled Ps 6,771 billion as of June 30, 2003, an increase of 7.2% from Ps 6,318 billion as of March 31, 2003. Total corporate loans increased 7.5% during the second quarter of 2003 from Ps 4,274 billion as of March 31, 2003, to Ps 4,594 billion as of June 30, 2003. This increase resulted from working capital loans and trade financing which grew 7.7% and 14%, respectively. Total retail loans increased 6.5% during the same period from Ps 2,005 billion as of March 31, 2003 to Ps 2,137 billion as of June 30, 2003, with working capital loans, personal loans, and credit cards, increasing the most.

                            [BANCOLOMBIA LETTERHEAD]

[BANCOLOMBIA LOGO]

      In addition, net lease increased 8.4% from Ps 405 billion to Ps 439 billion quarter over quarter.


LOAN PORTFOLIO                                             AS OF                                       GROWTH
(Ps millions)                        30-JUN-02          31-MAR-03          30-JUN-03          2Q03/1Q03     2Q03/2Q02
                                     ---------          ---------          ---------          ---------     ---------
CORPORATE
Working capital loans                2,864,589          3,702,986          3,987,546             7.68%        39.20%
Loans funded by
  domestic development banks           291,281            382,035            384,138             0.55%        31.88%
Trade Financing                        124,384            138,357            157,682            13.97%        26.77%
Overdrafts                              32,848             43,750             58,123            32.85%        76.95%
Credit Cards                             3,649              6,632              6,813             2.73%        86.71%

                                     ---------          ---------          ---------           ------        ------
TOTAL CORPORATE                      3,316,751          4,273,760          4,594,302             7.50%        38.52%
                                     =========          =========          =========           ======        ======
RETAIL
Working capital loans                  920,758            722,657            775,193             7.27%       -15.81%
Personal loans                         463,985            586,251            621,117             5.95%        33.87%
Loans funded by
  domestic development banks           208,980            294,363            307,304             4.40%        47.05%
Credit Cards                           227,531            267,578            288,823             7.94%        26.94%
Overdrafts                             127,138             98,241            106,965             8.88%       -15.87%
Automobile loans                        16,494             24,884             25,898             4.07%        57.01%
Trade Financing                         45,886             11,431             11,346            -0.74%       -75.27%
                                     ---------          ---------          ---------           ------        ------
TOTAL RETAIL                         2,010,772          2,005,405          2,136,646             6.54%         6.26%
                                     =========          =========          =========           ======        ======
MORTGAGE                                34,302             38,769             40,499             4.46%        18.07%
                                     =========          =========          =========           ======        ======
TOTAL LOANS                          5,361,825          6,317,934          6,771,447             7.18%        26.29%
ALLOWANCE FOR LOAN LOSSES             (302,958)          (360,076)          (317,353)          -11.86%         4.75%
                                     ---------          ---------          ---------           ------        ------
TOTAL LOANS, NET                     5,058,867          5,957,858          6,454,094             8.33%        27.58%
                                     =========          =========          =========           ======        ======


2.1.2 ASSET QUALITY

      As of June 30, 2003 the Bank's past due loans as a percentage of total loans were 1.8% as compared to 2.7% as of March 31, 2003. During the second quarter, BANCOLOMBIA had loan charge offs of Ps 89,591 million.


LOAN CLASSIFICATION                      AS OF 30-JUN-02                 AS OF 31-MAR-03              AS OF 30-JUN-03
( Ps millions)                     -------------------------      -------------------------      -------------------------
"A" Normal                         4,341,491           81.0%      5,292,633           83.8%      5,806,722           85.7%
"B" Subnormal                        491,043            9.2%        330,417            5.2%        526,778            7.8%
"C" Deficient                        127,278            2.4%        229,841            3.7%         71,389            1.1%
"D" Doubtful recovery                281,485            5.2%        254,910            4.0%        273,872            4.0%
"E" Unrecoverable                    120,528            2.2%        210,133            3.3%         92,686            1.4%
TOTAL                              5,361,825            100%      6,317,934            100%      6,771,447            100%
                                   ---------           ----       ---------            ---       ---------            ---
LOANS CLASSIFIED AS C, D AND E
AS A PERCENTAGE OF TOTAL LOANS     9.9%                           11.0%                          6.5%
                                   ===                            ====                           ===

                            [BANCOLOMBIA LETTERHEAD]

[BANCOLOMBIA LOGO]

ASSET QUALITY                                                           AS OF                                 GROWTH
( Ps millions)                                        30-JUN-02       31-MAR-03       30-JUN-03       2Q03/1Q03      2Q03/2Q02
                                                      ---------       ---------       ---------       ---------      ---------
Total performing past due loans                         75,734          41,071          48,713          18.61%        -35.68%
Total non-performing past due loans (1)                197,063         127,688          73,315         -42.58%        -62.80%
Total past due loans                                   272,797         168,759         122,028         -27.69%        -55.27%
Allowance for loans and accrued interest losses        326,001         382,757         323,260         -15.54%         -0.84%
Past due loans to total loans                             5.09%           2.67%           1.80%
Non-performing loans to total loans                       3.68%           2.02%           1.08%
C, D, and E loans to total loans                          9.87%          11.00%           6.47%
Allowances to past due loans (2)                        119.50%         226.81%         264.91%
Allowances to C, D, and E loans (2)                      61.59%          55.08%          73.81%
Allowances to non-performing loans (2)                  165.43%         299.76%         440.92%
Allowances to total loans                                 6.08%           6.06%           4.77%
Performing loans to total loans                          96.32%          97.98%          98.92%


      (1) Before January 1, 2002, non-performing loans included commercial and consumer loans that were past due 90 days or more, and mortgage loans that were past due 120 days or more. Since January 1, 2002, non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

      (2)   Allowance = allowance for loan and accrued interest losses.

2.2   LIABILITIES

      Total deposits increased 4.5% over the quarter, from Ps 9,185 billion as of March 31, 2003, to Ps 9,595 billion as of June 30, 2003. During the second quarter of 2003, BANCOLOMBIA's interest-bearing deposits increased 5.8% driven by higher checking accounts and time deposits in BANCOLOMBIA Panama.

2.3   SHAREHOLDERS' EQUITY

      BANCOLOMBIA's shareholders' equity totaled Ps 1,480 billion during the second quarter. As of June 30, 2003, the Bank's consolidated ratio of technical capital to risk-weighted assets was 12.5%. Unrealized gains on investment debt securities totaled Ps 128 billion as of June 30, 2003, up 17% from Ps 109.4 billion as of March 31, 2003.

TECHNICAL EQUITY RISK WEIGHTED ASSETS                             AS OF
Consolidated (Ps millions)                     30-JUN-02         31-MAR-03         30-JUN-03
                                              -----------       -----------       -----------
Basic capital                                    762,832           850,820           969,178
Additional capital                               225,995           247,857           275,264
Technical capital (1)                            988,827         1,098,677         1,244,442
Risk weighted assets                           8,966,749         9,178,035         9,928,616
                                               ---------         ---------         ---------
CAPITAL ADEQUACY (2)                               11.03%            11.97%            12.53%
                                               =========         =========         =========

(1)   Technical capital is the sum of basic capital and additional capital.

(2)   Capital Adequacy = Technical capital / risk weighted assets

                            [BANCOLOMBIA LETTERHEAD]

[BANCOLOMBIA LOGO]

3.    INCOME STATEMENT

      BANCOLOMBIA's net income amounted to Ps 122.8 billion during the quarter ended June 30, 2003, as compared to net income of Ps 81.9 billion for the quarter ended March 31, 2003. This increase during the second quarter of 2003 was mainly due to an increase in net interest income and other operating income.

3.1   NET INTEREST INCOME

      Net interest income increased 22% to Ps 279 billion for the quarter ended June 30, 2003, compared to Ps 228.7 billion for the quarter ended March 31, 2003. Total interest income increased 16.8% over the quarter as a result of higher interest on loans and on investment securities, which increased 12.7% and 22.4%, respectively. Interest on loans totaled Ps 211 billion during the second quarter of 2003 due to higher volume of the loan portfolio. Additionally, the increase in interest on investment securities was driven by gains on sales of investment portfolio and higher valuation.

3.2   PROVISIONS

      Total net provisions for the second quarter of 2003 amounted to Ps 61.4 billion, which includes provisions for foreclosed assets and other assets for Ps 33 billion.

3.3   FEES AND INCOME FROM SERVICES

      Total fees and income from services totaled Ps 81.2 billion during the second quarter of 2003, higher than the Ps 80.4 billion for the quarter ended March 31, 2003, with checking fees, commissions and fees from fiduciary activities and warehouses services increasing the most. The Bank has began accounting for expenses related to the "Virtual Branch" and the "Telephone Branch" as fees and other services expenses; they were formerly classified as administrative and other expenses.

      BANCOLOMBIA's accumulated unconsolidated credit card billing increased 30% over the twelve-months ended June 30, 2003, resulting in a 17% market share of the Colombian credit card business (Source: Credibanco, American Express and Red Multicolor) .

                            [BANCOLOMBIA LETTERHEAD]

[BANCOLOMBIA LOGO]


ACCUMULATED CREDIT CARD BILLING                                            %             2003
(As of June 30, in Ps million)           2002             2003          Growth       Mkt. Share
                                      ---------        ---------       --------      ----------
Bancolombia Mastercard                  332,871          363,633           9.2%          9.8%
Bancolombia VISA                        155,716          176,322          13.2%          4.7%
Bancolombia American Express                 --           94,443            --           2.5%
Total Bancolombia                       488,587          634,398          29.8%         17.0%
                                      ---------        ---------          ----         -----
Colombian credit card industry        3,050,605        3,723,348          22.1%        100.0%
                                      ---------        ---------          ----         -----

            Source: Credibanco, American Express and Red Multicolor




CREDIT CARD MARKET SHARE                                                       %           2003
Number of credit cards as of June 30,       2002             2003           Growth      Mkt. Share
                                         ---------        ---------         ------      ----------
Bancolombia Mastercard                     158,329          156,763          -1.0%          6.7%
Bancolombia VISA                            94,335          102,598           8.8%          4.4%
Bancolombia American Express                    --           42,682            --           1.8%
Total Bancolombia                          252,664          302,043          19.5%         13.0%
                                         ---------        ---------          ----         -----
Colombian credit card industry           2,097,537        2,330,949          11.1%        100.0%
                                         ---------        ---------          ----         -----

            Source: Credibanco, American Express and Red Multicolor.


3.4   OPERATING EXPENSES

      Operating expenses increased 1.1% quarter over quarter totaling Ps 189.6 billion during the quarter ended June 30, 2003. Administrative and other expenses decreased as a result of the reclassification of certain expenses related to fees and other services mentioned in section 3.3, above. Salaries and employee benefits increased as a result of the payment and the provision of the "Economic Value Added (EVA)" bonus system for the current 6-month period. BANCOLOMBIA's efficiency ratio reached 48.6% for the quarter ended June 30, 2003, improving from 55.7% for the quarter ended March 31, 2003.

3.5   OTHER OPERATING INCOME

      During the quarter, total other operating income increased 11.6% as a result of higher income from BANCOLOMBIA's foreign exchange business (spot and forward contracts) which amounted to Ps 17,465 million during the quarter ended June 30, 2003, an increase of higher 75.3% when compared to Ps 9,963 million during the quarter ended March 31, 2003.

      In addition, revenues from commercial subsidiaries increased 45.6% from Ps 14,700 million to Ps 21,403 million quarter over quarter. This growth can be mostly attributed to positive results at Valores Simesa and Abocol.

                            [BANCOLOMBIA LETTERHEAD]

[BANCOLOMBIA LOGO]

4.    SUBSIDIARIES

      Since our previous quarterly earnings release, BANCOLOMBIA's quarterly financial information includes the consolidated results of all of BANCOLOMBIA's subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares.

                   ENTITY                         LOCATION             BUSINESS         PARTICIPATION
                   ------                         --------             --------         -------------
Almacenes Generales de Deposito Mercantil     Colombia           Warehousing               98.25%
S.A.  ALMACENAR
Fiducolombia S.A.                             Colombia           Trust                     96.16%
Bancolombia  Panama S.A.                      Panama             Banking                     100%
Bancolombia  Cayman S.A.                      Cayman Islands     Banking                     100%
Leasing Colombia S.A.                         Colombia           Leasing                   99.98%
Colcorp S.A. Corporacion Financiera           Colombia           Finance                     100%
Comisionista de Colombia S.A.                 Colombia           Securities Brokerage      99.99%
Abocol S.A.                                   Colombia           Chemical                  92.30%
Valores Simesa S.A                            Colombia           Various commercial        71.75%
                                                                   investments
Inmobiliaria Bancol S.A.                      Colombia           Real estate broker        98.95%
Fundicom  S.A.                                Colombia           Metals engineering        79.86%
Todo UNO Colombia                             Colombia           e-commerce                53.92%
Unicargo de Colombia S.A.                     Colombia           Freight service           98.35%
C.T.I.  Cargo S.A.                            Colombia           Freight service           93.32%
Sistema de Inversiones y Negocios S.A.        Panama             Commercial entity           100%
Sinesa Holding Company                        British Virgin Is  Holding                     100%
Future Net Inc.                               Panama             e-commerce                60.02%
Compania Metalurgica Colombiana S.A COMECOL   Colombia           Metals engineering        39.65%
(1)
Sociedad Portuaria Mamonal S.A                Colombia           Customs office            92.68%
Abocol Costa Rica S.A                         Costa Rica         Chemical  products        92.41%
                                                                 commercial
Fertillanos Ltda.                             Colombia           Chemical Products         55.38%
                                                                 commercial

(1) Controlled through other subsidiaries


                            [BANCOLOMBIA LETTERHEAD]

[BANCOLOMBIA LOGO]


BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

The following table is expressed in US dollars.

BANCOLOMBIA PANAMA
INCOME STATEMENT
AND BALANCE SHEET                                                 QUARTER                        GROWTH
(US$)                                             -------------------------------------         ---------
ASSETS                                                  1Q 03                  2Q 03            2Q03/1Q03
                                                  --------------         --------------         ---------
Loans, net                                           285,523,452            447,024,394           56.56%
Investment securities, net                           492,197,901            449,454,713           -8.68%
Overnight funds sold                                 165,217,423            273,593,548           65.60%
Leases, net                                           47,455,437             46,991,662           -0.98%
Other assets                                          14,975,664             23,036,134           53.82%
                                                  --------------         --------------         -------
TOTAL ASSETS                                       1,005,369,877          1,240,100,451           23.35%
                                                  ==============         ==============         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                             880,564,141          1,091,549,246           23.96%
Other liabilities                                     15,984,225             13,305,732          -16.76%
TOTAL LIABILITIES                                    896,548,366          1,104,854,978           23.23%
Shareholders' equity                                 108,821,511            135,245,473           24.28%
                                                  --------------         --------------         -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         1,005,369,877          1,240,100,451           23.35%
                                                  ==============         ==============         =======

Interest income                                       23,046,910             21,778,032           -5.51%
Interest expense                                      (5,608,946)            (5,547,066)          -1.10%
NET INTEREST INCOME                                   17,437,964             16,230,966           -6.92%
Net provisions                                        (7,391,020)            (4,973,281)          -32.71%
Other operating income                                (1,542,934)             1,245,421         -180.72%
Other operating expense                                 (847,877)              (816,593)          -3.69%
                                                  --------------         --------------         -------
NET INCOME                                             7,656,133             11,686,513           52.64%
                                                  ==============         ==============         =======


BANCOLOMBIA Panama had a very dynamic quarter with total deposits increasing 24% from US$881 million as of March 31, 2003, to US$1,092 million as of June 30, 2003. This increase was driven by checking accounts and time deposits, which grew 26.8% and 24.2%, respectively. At the same time, BANCOLOMBIA Panama's total assets increased 23.4% over the quarter to US$1,240 million as of June 30, 2003 from US$1,005 million as of March 31, 2003. This increase was the result of higher loan portfolio and overnight funds, which increased 56.6% and 65.6%, respectively. The increase in overnight funds was a result of the dynamic in short-term deposits and lower volume in investment securities.

BANCOLOMBIA Panama's shareholders' equity increased 24.3% over the quarter from US$109 million as of March 31, 2003, to US$135 billion as of June 30, 2003. Unrealized gains on investment securities totaled US$33 million as of June 30, 2003, up 3.9% from US$31.8 as of March 31, 2003.

                            [BANCOLOMBIA LETTERHEAD]

[BANCOLOMBIA LOGO]


      BANCOLOMBIA Panama reported net income of US$ 11.7 million during the quarter ended June 30, 2003 as compared to a net income of US$ 7.7 million for the quarter ended March 31, 2003, mainly due to lower provisions.

5.    CREDIT RISK REPORT

      To generate competitive edges through integrated risk management, for over a year, BANCOLOMBIA has been redefining the focus of its Credit Risk Management System (SARC), not only by aligning it to the recommendations made by the Basilea Committee and the recent requirements of the Superintendency of Banking (SB), but also focused on taking advantage of it as a management tool.

      Said process implied the reconstruction of historical data, the creation of information data repositories, and the development of careful test processes and Audits. Additionally, a statistical method was developed to calculate expected losses, including performance models, which allows the Bank today to have an expected loss for different segments and sub-segments (which is not only in the test process to meet the requirements of Phase III of the SARC of the SB but is also beginning to be used by the Bank's commercial processes).

      The expected loss method is used, among others, for pricing, aiding the development of a price scheme based on risk. The Bank is also using the expected loss method to analyze business cases and to determine the future profitability of commercial incentives. Likewise, it is one of the pillars on which the added-value measurement system developed by the Bank is built upon.

      Finally, the Bank's high management may used the expected loss method to define limits in order to optimize loan portfolio management. Moreover, a follow-up method has been developed to enable monitoring the aforementioned and generate early alerts

6.    RATINGS, ACKNOWLEDGMENTS AND EVENTS

      - Leasing Colombia was rated by the risk-rating firm BRC Investor Services S.A., AA+ for long term debt and BRC1 for short-term obligations.

      - BANCOLOMBIA was acknowledged in June 2003 as the best bank for Internet services in Colombia by the magazine Global Finance for the second consecutive year.

      - In late May, Comisionista de Colombia, began managing the Interrenta Vista Fund and Interrenta 30 Fund for 1,200 clients.

      - BRC Investor Services S.A., upgraded the rating of the "FIDUCUENTA" fund (FIDUCOLOMBIA fund) from AA+ to AAA. Additionally, the risk-rating firm, ratified the AAA rate for FIDUCOLOMBIA funds:
            "FIDUDIVISAS" and "FIDUNACION".


                            [BANCOLOMBIA LETTERHEAD]

[BANCOLOMBIA LOGO]


PRINCIPAL RATIOS                                                  QUARTERS
                                                     -----------------------------------
                                                      2Q 02         1Q 03         2Q 03
                                                      -----         -----         -----
PROFITABILITY
Net interest margin (1)                                7.44%         8.33%         9.92%
Return on average total assets (2)                     1.37%         2.57%         3.77%
Return on average shareholders' equity (3)            14.84%        25.60%        36.63%

EFFICIENCY
Operating expenses to net operating income (4)        65.06%        55.74%        48.58%
Operating expenses to average total assets (4)         6.67%         6.07%         6.00%

CAPITAL ADEQUACY
Shareholders' equity to total assets                   9.26%         9.96%        10.73%
Technical capital to risk weighted assets             11.03%        11.97%        12.53%


(1) Defined as Net Interest Income divided by monthly average interest-earning assets.

(2)   Net income divided by monthly average total assets.

(3)   Net income divided by monthly average shareholders' equity.

(4) Operating income includes net interest income, total fees and income from services, and total other operating income. The efficiency ratios contained herein are not comparable to those previously released by BANCOLOMBIA because merger expenses have been included as operating expenses.


STOCK INDICATORS                                             QUARTERS
                                   --------------------------------------------------------------
                                          2Q 02                1Q 03                   2Q 03
                                   ----------------        ---------------        ---------------
Net Income (Ps millions)                 36,361                  81,853                 122,779
USD Earnings per ADS                      0.107                   0.192                   0.301
ROAA                                       1.37%                   2.57%                   3.77%
ROAE                                      14.84%                  25.60%                  36.63%
P/BV ADS (1)                               0.81                    0.91                    1.36
P/BV Local (2) (3)                         0.99                    1.03                    1.36
Shares Outstanding                  576,695,395             576,695,395             576,695,395

(1)   Defined as ADS price divided by ADS book value.

(2)   Defined as Share price divided by share book value.

(3)   Share prices on the Colombian Stock Exchange

                            [BANCOLOMBIA LETTERHEAD]

[BANCOLOMBIA LOGO]


CONSOLIDATED BALANCE SHEET                                               AS OF                                    GROWTH
                                                    -----------------------------------------------      ----------------------
(Ps millions)                                        30-JUN-02         31-MAR-03         30-JUN-03       2Q03/1Q03    2Q03/2Q02
                                                    -----------       -----------       -----------      ---------    ---------
ASSETS
Cash and due from banks                                 407,146           514,897           691,319          34.26%       69.80%
Overnight funds sold                                    181,103           455,176           833,654          83.15%      360.32%
TOTAL CASH AND EQUIVALENTS                              588,249           970,073         1,524,973          57.20%      159.24%
                                                    -----------       -----------       -----------       --------     --------
DEBT SECURITIES                                       3,621,622         4,160,656         4,002,565          -3.80%       10.52%
Trading                                               3,619,635         1,594,013         1,413,992         -11.29%      -60.94%
Available for Sale                                           --         1,928,535         1,835,468          -4.83%          --
Held to Maturity                                          1,987           638,108           753,105          18.02%    37801.61%
EQUITY SECURITIES                                       251,948           300,247           243,259         -18.98%       -3.45%
Trading                                                 251,948            80,605            18,507         -77.04%      -92.65%
Available for Sale                                           --           219,642           224,752           2.33%          --
Market value allowance                                  (45,634)          (82,783)          (93,205)         12.59%      104.24%
NET INVESTMENT SECURITIES                             3,827,936         4,378,120         4,152,619          -5.15%        8.48%
                                                    -----------       -----------       -----------       --------     --------
Gross Loans                                           5,361,825         6,317,934         6,771,447           7.18%       26.29%
Allowance for loan losses                              (302,958)         (360,076)         (317,353)        -11.86%        4.75%
NET TOTAL LOANS                                       5,058,867         5,957,858         6,454,094           8.33%       27.58%
                                                    -----------       -----------       -----------       --------     --------
Accrued interest receivable on loans                     98,634            93,702            93,979           0.30%       -4.72%
Allowance for accrued interest losses                   (23,043)          (22,681)           (5,907)        -73.96%      -74.37%
NET TOTAL INTEREST ACCRUED                               75,591            71,021            88,072          24.01%       16.51%
                                                    -----------       -----------       -----------       --------     --------
Customers' acceptances and derivatives                    6,105            14,641            75,240         413.90%     1132.43%
Net accounts receivable                                  86,498           128,832           127,376          -1.13%       47.26%
Net premises and equipment                              265,142           326,007           317,073          -2.74%       19.59%
Foreclosed assets                                        53,388            43,710            39,064         -10.63%      -26.83%
Prepaid expenses and deferred charges                    52,495            53,045            36,690         -30.83%      -30.11%
Good will                                               130,228           113,242           107,580          -5.00%      -17.39%
Net lease                                               280,374           404,820           438,959           8.43%       56.56%
Other                                                   204,054           176,539           166,903          -5.46%      -18.21%
Reappraisal of assets                                   248,129           254,588           268,938           5.64%        8.39%
                                                    -----------       -----------       -----------       --------     --------
TOTAL ASSETS                                         10,877,056        12,892,496        13,797,581           7.02%       26.85%
                                                    ===========       ===========       ===========       ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                  1,440,617         1,767,314         1,751,090          -0.92%       21.55%
Checking accounts                                     1,364,139         1,603,879         1,605,330           0.09%       17.68%
Other                                                    76,478           163,435           145,760         -10.81%       90.59%
                                                    -----------       -----------       -----------       --------     --------
INTEREST BEARING                                      6,512,662         7,417,310         7,843,620           5.75%       20.44%
Checking accounts                                       591,768           896,113         1,131,381          26.25%       91.19%
Time deposits                                         3,803,800         3,963,257         4,225,196           6.61%       11.08%
Savings deposits                                      2,117,094         2,557,940         2,487,043          -2.77%       17.47%
                                                    -----------       -----------       -----------       --------     --------
TOTAL DEPOSITS                                        7,953,279         9,184,624         9,594,710           4.46%       20.64%
Overnight funds                                         310,090           588,942           965,196          63.89%      211.26%
Bank acceptances outstanding                             24,008            33,034            31,767          -3.84%       32.32%
Interbank borrowings                                    394,396           300,010           179,579         -40.14%      -54.47%
Borrowings from domestic development banks              487,309           608,256           634,238           4.27%       30.15%
Accounts payable                                        387,013           521,454           541,581           3.86%       39.94%
Other liabilities                                       114,290           155,212           131,105         -15.53%       14.71%
Bonds                                                     5,077            62,742            62,742           0.00%     1135.81%
Accrued expenses                                        132,937           107,547           131,899          22.64%       -0.78%
Minority interest in consolidated subsidiaries           61,375            46,120            44,579          -3.34%      -27.37%
                                                    -----------       -----------       -----------       --------     --------
TOTAL LIABILITIES                                     9,869,774        11,607,941        12,317,396           6.11%       24.80%
                                                    ===========       ===========       ===========       ========     ========
Shareholders' equity                                  1,007,282         1,284,555         1,480,185          15.23%       46.95%
                                                    -----------       -----------       -----------       --------     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           10,877,056        12,892,496        13,797,581           7.02%       26.85%
                                                    ===========       ===========       ===========       ========     ========


                            [BANCOLOMBIA LETTERHEAD]

[BANCOLOMBIA LOGO]


CONSOLIDATED INCOME STATEMENT                   AS OF                           QUARTER                         GROWTH
                                        ---------------------     ----------------------------------    -----------------------
(Ps Millions)                            JUN-02       JUN-03        2Q 02        1Q 03        2Q 03      2Q03/1Q03    2Q03/2Q02
                                        --------     --------     --------     --------     --------     ---------    ---------
INTEREST INCOME AND EXPENSES
Interest on loans                        373,161      398,258      181,734      187,260      210,998        12.68%      16.10%
Interest on investment securities        169,622      297,534       95,942      133,800      163,734        22.37%      70.66%
Overnight funds sold                       5,206        8,708        2,086        3,547        5,161        45.50%     147.41%
Leasing                                   19,268       25,147        9,756       12,001       13,146         9.54%      34.75%
TOTAL INTEREST INCOME                    567,257      729,647      289,518      336,608      393,039        16.76%      35.76%
                                        --------     --------     --------     --------     --------     --------    --------
Interest expense
Checking accounts                          6,189        6,020        3,044        2,946        3,074         4.34%       0.99%
Time deposits                            146,119      112,594       70,599       55,094       57,500         4.37%    -18.55%
Savings deposits                          54,461       57,199       27,556       27,293       29,906         9.57%       8.53%
TOTAL INTEREST ON DEPOSITS               206,769      175,813      101,199       85,333       90,480         6.03%    -10.59%
                                        --------     --------     --------     --------     --------     --------    --------
Interbank borrowings                       4,904        2,375        1,665        1,684          691      -58.97%     -58.50%
Borrowings from domestic
  development banks                       23,644       27,485       12,984       13,333       14,152         6.14%       9.00%
Overnight funds                           14,054       16,340        5,598        7,576        8,764        15.68%      56.56%
TOTAL INTEREST EXPENSE                   249,371      222,013      121,446      107,926      114,087         5.71%     -6.06%
                                        --------     --------     --------     --------     --------     --------    --------
NET INTEREST INCOME                      317,886      507,634      168,072      228,682      278,952        21.98%      65.97%
Provision for loan and accrued
  interest losses                       (145,153)     (89,232)     (73,115)     (43,967)     (45,265)        2.95%    -38.09%
Recovery of provisions for past due
  loans and accrued interest losses       72,291        3,734       46,186        1,507        2,227        47.78%    -95.18%
Recovery of charged-off loans             11,620       16,411        8,271        4,389       12,022       173.91%      45.35%
Provision for foreclosed assets and
  other assets                           (38,194)     (55,062)     (31,250)     (22,059)     (33,003)       49.61%       5.61%
Recovery of provisions for
  foreclosed assets and other
  assets                                  19,639        3,324        6,565          730        2,594       255.34%    -60.49%
                                        --------     --------     --------     --------     --------     --------    --------
TOTAL NET PROVISIONS                     (79,797)    (120,825)     (43,343)     (59,400)     (61,425)        3.41%      41.72%
NET INTEREST INCOME AFTER PROVISION
  FOR LOANS AND ACCRUED INTEREST
  LOSSES                                 238,089      386,809      124,729      169,282      217,527        28.50%      74.40%
                                        --------     --------     --------     --------     --------     --------    --------
Commissions from banking services         51,033       61,041       27,023       31,086       29,955       -3.64%       10.85%
Credit card merchant fees                 19,841       25,683       10,101       12,010       13,673        13.85%      35.36%
Credit and debit card annual fees         23,867       28,200       12,085       13,347       14,853        11.28%      22.90%
Checking fees                             20,204       24,726       10,415       11,043       13,683        23.91%      31.38%
Warehouse services                        19,914       21,077       10,385        9,648       11,429        18.46%      10.05%
Commissions-fees from fiduciary
  activities                              17,324       18,328        9,498        8,076       10,252        26.94%       7.94%
Check remittance                          10,138       10,459        4,973        5,338        5,121       -4.07%        2.98%
International operations                   9,773       12,408        4,921        6,149        6,259         1.79%      27.19%
TOTAL FEES AND OTHER SERVICE INCOME      172,094      201,922       89,401       96,697      105,225         8.82%      17.70%
                                        --------     --------     --------     --------     --------     --------    --------
Fees and other service expenses          (25,518)     (40,280)     (13,357)     (16,285)     (23,995)       47.34%      79.64%
TOTAL FEES AND INCOME FROM SERVICES      146,576      161,642       76,044       80,412       81,230         1.02%       6.82%
                                        --------     --------     --------     --------     --------     --------    --------
OTHER OPERATING INCOME
Net foreign exchange gains                33,519      (27,402)      35,479        8,550      (35,952)    -520.49%    -201.33%
Dividend income                            5,745       10,789        1,569        9,532        1,257      -86.81%     -19.89%
Forward contracts in foreign
  currency                                (7,480)      54,830      (22,996)       1,413       53,417      3680.40%   -332.29%
Revenues from commercial
  subsidiaries                            21,763       36,103       11,531       14,700       21,403        45.60%      85.61%
Communication, postage and others          4,108        5,043        2,085        3,306        1,737      -47.46%     -16.69%
TOTAL OTHER OPERATING INCOME              57,655       79,363       27,668       37,501       41,862        11.63%      51.30%
                                        --------     --------     --------     --------     --------     --------    --------
TOTAL INCOME                             442,320      627,814      228,441      287,195      340,619        18.60%      49.11%
OPERATING EXPENSES
Salaries and employee benefits           142,426      162,113       71,932       77,546       84,567         9.05%      17.57%
Compensation                              11,958       14,062        6,104        7,339        6,723       -8.39%       10.14%
Administrative and other expenses        157,646      182,854       80,822       94,051       88,803       -5.58%        9.87%
Donation expenses                            396           25           24           11           14        27.27%    -41.67%
Depreciation                              16,570       18,113        8,401        8,585        9,528        10.98%      13.42%
TOTAL OPERATING EXPENSES                 328,996      377,167      167,283      187,532      189,635         1.12%      13.36%
                                        --------     --------     --------     --------     --------     --------    --------
NET OPERATING INCOME                     113,324      250,647       61,158       99,663      150,984        51.49%     146.88%
Merger expenses                           19,447       11,324        9,550        5,662        5,662         0.00%    -40.71%
NON-OPERATING INCOME (EXPENSE)
Other income                              19,591       17,256       10,489        7,606        9,650        26.87%     -8.00%
Minority interest                         (1,846)        (733)      (1,067)      (1,439)         706       149.06%   -166.17%
Recovery of deposit security               2,421        1,912           --           --        1,912         0.00%     100.00%
Other expense                            (21,866)     (23,474)     (13,977)      (5,343)     (18,131)      239.34%      29.72%
TOTAL NON-OPERATING INCOME                (1,700)      (5,039)      (4,555)         824       (5,863)    -811.53%       28.72%
INCOME BEFORE INCOME TAXES                92,177      234,284       47,053       94,825      139,459        47.07%     196.39%
Income tax expense                       (20,656)     (29,652)     (10,692)     (12,972)     (16,680)       28.58%      56.00%
                                        --------     --------     --------     --------     --------     --------    --------
NET INCOME                                71,521      204,632       36,361       81,853      122,779        50.00%     237.67%
                                        ========     ========     ========     ========     ========     ========    ========


                            [BANCOLOMBIA LETTERHEAD]